FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile to the Chilean Superintendency of Banks and Financial Institutions, Chilean Superintendency of Securities and Insurance and local stock exchanges, in connection with a proposed amendment to Banco de Chile by-laws.

Santiago, December 3, 2009

Mr. Guillermo Larraín Ríos
Superintendent of Securities and Insurance

Ref: ESSENTIAL INFORMATION

Mr. Superintendent:

The Board of Directors of Banco de Chile has agreed to propose to the Extraordinary Shareholders Meeting to be called upon before the next Ordinary Shareholders Meeting, the introduction of a transitory provision to the by-laws of Banco de Chile, in particular, in reference inter alia to articles 24, 25 and 28 of Law N° 19.396, and to the provisions agreed in the Contract dated November 8, 1996, executed between the Central Bank of Chile and Banco de Chile, currently SM Chile S.A., that Banco de Chile’s profits to be distributed will be those resulting from the reduction or increase to the net income, the equity monetary correction adjustment (consumer price level restatement over the equity) and their corresponding variations. This transitory provision will be in effect until the obligation of Sociedad Matriz del Banco de Chile, directly or through its subsidiary SAOS S.A., referred to in law N° 19.396, has been extinguished.

The above described agreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on November 3, 2009, the proposal that the Board of Directors of Banco de Chile will hold before Shareholders meeting.

Sincerely,

Fernando Cañas Berkowitz

General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 07, 2009

Banco de Chile

/s/ Fernando Cañas Berkowitz.
By:	Fernando Cañas Berkowitz President and CEO